[Jones Day Letterhead]
Direct Number: 214/969-5043
mtgoglia@jonesday.com
January 9, 2007
VIA FACSIMILE (202) 772-9220
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Kaiser Aluminum Corporation Registration Statement on Form S-1 (File No. 333-137623)
Dear Mr. Schwall:
     On behalf of Kaiser Aluminum Corporation (the “Company”), and in further response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated October 27, 2006 (the “Comment Letter”), we are filing pre-effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement (the “Registration Statement”). We are sending under separate cover a copy of this response letter, four hard copies of Amendment No. 2, and four hard copies of Amendment No. 2 marked to show changes from the Registration Statement on Form S-1 filed on November 21, 2006. In addition to the responses to the Staff’s comments, Amendment No. 2 includes other changes that are intended to clarify and render more complete the information contained in the Registration Statement and to update such information as necessary due to the passage of time and the applicability of new Securities and Exchange Commission rules relating to executive compensation and certain other matters.
     The Company has authorized us to provide to you the Company’s response to each comment in the Comment Letter. For your convenience, each of your comments is repeated and set forth in bold before the responses. All page references in the Company’s responses are to pages of the prospectus included in Amendment No. 2.

H. Roger Schwall
January 9, 2007

Form S-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures
     Comment. You indicate that your principal executive officer and principal financial officer “determined that this deficiency constituted a material weakness ... at December 31, 2005 and during the first quarter of 2006.” However, you also identify actions that you are “working” on or intend to implement to address your material weaknesses. It does not appear that your remediation efforts have been completed. It is therefore unclear whether any material weaknesses still existed at the end of this period. Please revise to clarify.
     Response: In response to the Staff’s comment, the Company has previously revised the referenced disclosure in pre-effective Amendment No. 1 to the Registration Statement to appropriately clarify the Company’s view of the status of the material weakness relating to its accounting for derivative instruments at the end of 2005 and at the end of each of the first three quarters of 2006. The Company believes that such revisions fully address the Staff’s comment.
     Comment. In this regard, we note your disclosure in the second paragraph suggesting that during the second quarter of 2006 you were still in the process of implementing measures to address the weaknesses you had identified and your later statement that the “level of assurance [you] have over internal accounting and financial accounting control is not as strong as desired or as in past periods.” Given these statements, tell us why you did not have any changes in your internal control over financial reporting during the second quarter of 2006 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise or advise.
     Response: The Company has further revised pages 58 and 59 in Amendment No. 2, including the removal of the “level of assurance” language, and believes such revisions, together with the previous revisions reflected in pre-effective Amendment No. 1 to the Registration Statement, fully address the Staff’s comment.
     Comment. Finally, with regards to your statement at the end of this section “the level of assurance [you] have over internal accounting and financial accounting control is not as strong as desired or as in past period,” please explain to us what you mean by this statement and advise us what it would require for you to remove this qualifying language.
     Response: The Company has further revised the referenced disclosure to remove the “level of assurance” language. The Company believes that such revisions fully address the Staff’s concerns.
* * * * * *

H. Roger Schwall
January 9, 2007

     The Staff’s attention to the Registration Statement is greatly appreciated. Please note that the Company currently intends to seek acceleration of the effective date of the Registration Statement as early as the week of January 22, 2007. If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5043 or Troy Lewis at (214) 969-3721.

Sincerely,
/s/ Mark. T. Goglia

Mark T. Goglia

cc:	Jennifer Goeken Carmen Moncada-Terry Securities and Exchange Commission John M. Donnan Kaiser Aluminum Corporation Joseph A. Hall Davis Polk & Wardwell Troy B. Lewis Jones Day